
07003640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
MAR 2007

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPA Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Colonial Center Parkway, Suite 600
(No. and Street)

Roswell	GA	30076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel M. Dubay 770-998-8721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leduc, Phillips & Associates, LLC
(Name – *if individual, state last, first, middle name*)

8385 Dunwoody Place, Bldge #3	Atlanta	GA	30350
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel M. Dubay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPA Investments, Inc., as of February 28, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPA INVESTMENTS, INC.
REPORT ON FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

PPA INVESTMENTS, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEETS	2 - 3
STATEMENTS OF INCOME AND RETAINED EARNINGS	4
STATEMENTS OF CASH FLOW	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1	8
RECONCILIATION OF NET CAPITAL COMPUTATION	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	10 - 11



Leduc, Phillips & Associates, LLC
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

We have audited the balance sheets of PPA Investments, Inc. as of December 31, 2006 and 2005, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPA Investments, Inc. as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Further, we have determined that PPA Investments, Inc., during the year ended December 31, 2006 and 2005, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, held no funds or securities for, and owed no money or securities to, its customers.

We have also determined that PPA Investments, Inc. had no liabilities subordinated to claims of creditors at December 31, 2006 and 2005. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leduc, Phillips & Associates, LLC

January 19, 2007
Atlanta, Georgia

8385 Dunwoody Place, Building 3, Atlanta, GA 30350 • Phone: 770-993-8696 Fax: 770-993-7633 Web: www.lpallc.com
Members of the American Institute of Certified Public Accountants • Georgia Society of Certified Public Accountants

PPA INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT		
Cash and cash equivalents	$ 148,788	$ 226,992
Restricted cash	25,000	25,000
Commission receivable	1,282	1,562
Income taxes receivable	1,108	1,108
Deferred tax asset-current	1,400	1,000
Total current assets	177,578	255,662
PROPERTY AND EQUIPMENT		
Computers and equipment	45,771	45,770
Furniture and fixtures	3,000	3,000
Total property and equipment cost	48,771	48,770
Less accumulated depreciation	(43,080)	(38,327)
Net property and equipment	5,691	10,443
OTHER ASSETS		
Other receivables	91,809	16,479
Prepaid expenses and security deposits	4,492	4,492
Total other assets	96,301	20,971
Total assets	$ 279,570	$ 287,076

See accompanying notes and auditor's report.

PPA INVESTMENTS, INC.
BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2006 AND 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
CURRENT		
Accounts payable - commission	$ 3,887	$ 12,799
Accrued expenses	4,450	4,300
Income taxes payable	2,300	3,350
Total current liabilities	10,637	20,449
DEFERRED TAX LIABILITY-LONG-TERM	150	600
Total liabilities	10,787	21,049
STOCKHOLDER'S EQUITY		
Common stock, 100,000 shares authorized, 500 shares issued and outstanding at $1 par value	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	241,283	238,527
Total stockholder's equity	268,783	266,027
Total liabilities and stockholder's equity	$ 279,570	$ 287,076

See accompanying notes and auditor's report.

PPA INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
COMMISSION INCOME	$ 1,361,027	$ 1,368,151
COMMISSION EXPENSE	(1,231,013)	(1,262,658)
Net commissions	130,014	105,493
EXPENSES		
Office expense	181,179	141,189
Miscellaneous expense	4,372	7,572
Professional fees	7,957	9,428
Professional development	-	4,982
Depreciation	4,752	3,500
Licenses and taxes	3,806	4,941
Total expenses	202,066	171,612
Net income (loss) from operations	(72,052)	(66,119)
OTHER INCOME (EXPENSE)		
Interest and dividend income	74,897	66,810
Miscellaneous	4,242	8,123
Interest (expense)	(2,083)	(659)
Total other income (expense)	77,055	74,274
Net income (loss) before provision for income tax	5,003	8,155
PROVISION FOR INCOME TAX	2,247	2,003
Net income	2,756	6,152
RETAINED EARNINGS, beginning of year	238,527	232,375
RETAINED EARNINGS, end of year	$ 241,283	$ 238,527

See accompanying notes and auditor's report.

PPA INVESTMENTS, INC.
STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 2,756	$ 6,152
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	4,752	3,500
Deferred taxes	(850)	(1,300)
Changes in assets and liabilities:		
Commission receivable	280	652
Income tax receivable	-	82
Other receivables	(75,329)	(182)
Accounts payable	(8,912)	11,938
Income tax payable	(1,050)	3,350
Accrued expenses	150	4,300
Net cash provided by (used in) operating activities	(78,203)	28,492
Cash flows from investing activities:		
Purchase of property and equipment	-	(8,200)
Refund of security deposits	-	1,075
Net cash provided by (used in) investing activities	-	(7,125)
Increase (decrease) in cash and cash equivalents	(78,203)	21,367
Cash and cash equivalents, beginning of year	226,992	205,625
Cash and cash equivalents, end of year	$ 148,789	$ 226,992

Supplemental disclosure of cash flow information

	2006	2005
Cash paid during the year for:		
Interest	$ 2,083	$ 659
Income taxes	$ 4,147	$ 243

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of less than three months to be cash equivalents.

See accompanying notes and auditor's report.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. ORGANIZATION

The Company is a Georgia corporation that provides investment advisory services to customers located primarily in the southeastern United States. The Company has registered with the Securities and Exchange Commission and various state securities commissions. The registration with the Securities and Exchange Commission became effective May 7, 1985. Pursuant to this registration, the Company must maintain a minimum net capital. See Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years (see Note 4).

Depreciation - Property and equipment are carried at cost. The Company depreciates its assets utilizing the straight-line method with lives ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals in excess of $500 are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in operations.

Recognition of commission income and expense - The Company receives various commissions from investment companies. Commissions, income and expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trailing commissions and the related commission expense are recognized on a cash basis as the commissions are received and paid out. The effect on the financial statement for the years ended December 31, 2006 and 2005, had the trailing commissions been accounted for on an accrual basis, would be immaterial to the financial statements taken as a whole.

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Credit risk - The Company had a credit risk associated with cash and cash equivalents of approximately $39,000 and $117,000 at December 31, 2006 and 2005, respectively, in that these funds were not covered by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 2006 AND 2005

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 and 2005, respectively, the Company had net capital of $245,272 and $236,126, which was $195,272 and $186,126 in excess of its required net capital of $50,000.

4. INCOME TAXES

Temporary differences giving rise to the deferred tax assets and liabilities consist primarily of the excess depreciation for tax purposes over the amount for financial reporting purposes, and the cash basis of reporting for tax purposes, versus the accrual basis for financial reporting purposes.

The current and deferred portions of the income tax expense included in the statements of income as determined in accordance with FASB Statement No. 109, Accounting For Income Taxes, are as follows:

Income tax expense consisted of the following:

	2006			2005		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ 1,772	$ (600)	$ 2,372	$ 1,292	$ (900)	$ 2,192
State	475	(250)	725	711	(400)	1,111
Total	$ 2,247	$ (850)	$ 3,097	$ 2,003	$ (1,300)	$ 3,303

PPA INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006 AND 2005
SCHEDULE 1

	2006	2005
Total stockholder's equity from the balance sheet	$ 268,783	$ 266,027
Less non-allowable items		
Taxes receivable	1,108	1,108
Commissions receivable	1,283	1,561
Deferred tax asset	1,400	1,000
Other receivables	4,409	6,882
Prepaid expenses and security deposits	4,492	4,492
Property and equipment	5,691	10,443
	18,383	25,486
Net capital before haircuts on securities positions	250,400	240,541
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(F))		
Trading and investment securities	(5,129)	(4,415)
Net capital	$ 245,271	$ 236,126

See auditor's report

PPA INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(PURSUANT TO RULE 17a-5(d)(H) OF THE SECURITIES EXCHANGE ACT OF 1934)
DECEMBER 31, 2006
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2006	$ 259,384	$ 268,783
Less non-allowable assets	(20,620)	(18,382)
Less haircuts on securities	(5,129)	(5,129)
Net capital as of December 31, 2006	$ 233,635	$ 245,272

See auditor's report



Leduc, Phillips & Associates, LLC
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of PPA Investments, Inc. for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8385 Dunwoody Place, Building 3, Atlanta, GA 30350 • Phone: 770-993-8696 Fax: 770-993-7633 Web: www.lpallc.com
Members of the American Institute of Certified Public Accountants • Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL (CONTINUED)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's control.

Our consideration of internal control was for the limited purpose described in the first two paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leduc, Phillips & Associates, LLC

January 19, 2007
Atlanta, Georgia

END